SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nuvola, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67076J 106

(CUSIP Number)

Bob Ferris

Chief Executive Officer

VirTra Systems, Inc.

7970 South Kyrene Road

Tempe, Arizona 85284

(480) 968-1488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67076J 106	Page 2 of 5

1	NAMES OF REPORTING PERSONS

VirTra Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,830,207
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

1,830,207
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,207
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%
12	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 67076J 106	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Nuvola, Inc., a Nevada corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7333 East Doubletree Ranch Road, Suite D-250

Scottsdale, Arizona 85258

Item 2.

(a)	Name of Person Filing:

VirTra Systems, Inc.

(b)	Address of Principal Business Office or, if None, Residence:

7970 South Kyrene Road

Tempe, Arizona 85284

(c)	Citizenship:

VirTra Systems, Inc. is a Texas corporation.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP No.:

67076J 106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 1,830,207 shares (including 153,459 shares issuable upon exercise of an option held by the filing person, which is currently exercisable, as described in Item 4(c) below).

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,830,207 shares
(ii)	Shared power to vote or direct the vote: 0 shares
(iii)	Sole power to dispose or to direct the disposition of: 1,830,207 shares
(iv)	Shared power to dispose or to direct the disposition of: 0 shares

All share amounts and percentages are based on 35,904,033 shares of the Issuer’s Common Stock issued and outstanding as of December 31, 2015, as reported in the Current Report on Form 8-K filed by the Issuer on January 7, 2016. The filing person’s holdings, as reported on the cover page hereto and in Item 4(a) above, include an option to purchase 153,459 shares of Common Stock, which is exercisable within 60 days of December 31, 2015.

CUSIP No. 67076J 106	Page 4 of 5

Item 5.	Ownership of 5 Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Report on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 67076J 106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2016	VIRTRA SYSTEMS, INC.

By: /s/ Bob Ferris
Name: Bob Ferris Title: Chief Executive Officer